EXHIBIT 99.9
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
PRESS RELEASE
Saudi Aramco and Total confirm Jubail Refinery Project
DHAHRAN, SAUDI ARABIA and PARIS, FRANCE (May 14, 2008) — The Saudi Arabian Oil Company (Saudi Aramco) and Total have both confirmed their decision to invest in a 400,000 barrel per day world-class, full-conversion refinery in Jubail, Saudi Arabia.
The refinery will process Arabian Heavy crude to high—quality refined products that will meet the most stringent global product specifications and is expected to begin operations at the end of 2012. The refinery will benefit from the proximity to the Arabian Heavy crude supply system and from the excellent facilities of the Jubail industrial city such as King Fahad Industrial Port, power and water grids and residential area.
“At Saudi Aramco we are pleased to announce our commitment to strengthen our strategic partnership with Total by moving forward with the Jubail export refinery project. Our vision of this world-class refinery is to further expand the Kingdom’s refining and petrochemical infrastructure and create job opportunities here at home. This facility will provide our customers, both domestic and international, with high quality fuels and petrochemicals”, Khalid G. Al-Buainain, Saudi Aramco Senior Vice President of Refining Marketing and International said.
“Launching this project is a major achievement, enabling Total and Saudi Aramco to build a strong strategic partnership. By developing this world-class project in Jubail, Saudi Aramco and Total will contribute to supply growing demand for transportation fuels and petrochemicals, especially in Asia and the Middle-East, but also in Europe where the deficit of diesel is growing”, declared Michel Bénézit, President of Total Refining and Marketing.
In a comprehensive, joint Front-End Engineering and Design (FEED) study launched in May 2006, Saudi Aramco and Total have selected state- of- the- art proven technologies for a full conversion refinery scheme geared to maximizing the production of diesel and jet fuels. In addition, the project will produce 700,000 tonnes per year (t/y) of paraxylene, 140,000 t/y of benzene and 200,000 t/y of polymer grade propylene.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
A joint venture company for the refinery will be formed during the third quarter of 2008. Saudi Aramco will initially own 62.5% of the company and Total will own the remaining 37.5%. Subject to required regulatory approvals, the parties are planning to offer 25% of the company to the Saudi public while the two founding shareholders each intend to retain a 37.5% ownership interest. Saudi Aramco and Total will share the marketing of the refinery’s production.
Saudi Aramco and Total are planning to release invitations-to-bid for the project’s construction in June 2008 with a view to awarding all packages during the first quarter of 2009. Orders for long-lead items will be placed as soon as the third quarter of 2008. The project will be introduced to the lending community in the second part of 2008 with a targeted financial close in early 2009.
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Owned by the Saudi Arabian Government, Saudi Aramco is a fully-integrated, global petroleum enterprise, and a world leader in exploration and producing, refining, distribution, shipping and marketing. The company manages proven reserves of 260 billion barrels of oil, the largest of any company in the world, and manages the fourth-largest gas reserves in the world.
In addition to its headquarters in Saudi Arabia’s Eastern Province city of Dhahran, Saudi Aramco has affiliates, joint ventures and subsidiary offices in China, Japan, Netherlands, Philippines, Republic of Korea, Singapore, United Arab Emirates, United Kingdom and the United States. More information about Saudi Aramco can be found at www.saudiaramco.com.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com